UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2008

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: October 24, 2008	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE

Methanex Corporation
1800 – 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com

For immediate release
METHANEX Q3 EARNINGS UP 80% OVER SECOND QUARTER
October 22, 2008
For the third quarter of 2008, Methanex reported Adjusted EBITDA1 of $140.4 million and net income of $70.9 million ($0.75 per share on a diluted basis). This compares with Adjusted EBITDA1 of $78.9 million and net income of $38.9 million ($0.41 per share on a diluted basis) for the second quarter of 2008.
Bruce Aitken, President and CEO of Methanex commented, “Methanol prices remained strong in the third quarter and we achieved an average realized price of $413 per tonne. The stable price environment led to a significant improvement to our purchased methanol margins which contributed to significantly higher earnings. ”
“Entering the fourth quarter, methanol prices have moderated. However, with the recent decline in prices, we have seen some tightening on the supply side of the industry with high cost capacity in China either shutting in or switching to fertilizer production. In addition, a major unplanned outage at a competitor plant has impacted global industry supply.“
“We have seen softness in demand for methanol for some derivatives and the global financial crisis poses uncertainty for our business. However, to date overall global methanol demand has been relatively stable. Demand into new energy applications in China has been healthy, and with the onset of winter, we expect demand into these uses to continue to be steady.”
“We completed the restart of our larger plant in New Zealand at the end of the third quarter, which added 450,000 tonnes of annualized production to our asset base. Longer term, with our Egypt Project, gas exploration and development activities in southern Chile, and upside potential in New Zealand, we are well positioned to significantly increase our production and cash generation capability in the future.“
Mr. Aitken concluded, “With US$358 million of cash on hand at the end of the quarter, a strong balance sheet and a US$250 million undrawn credit facility, we believe we are well positioned to meet our financial commitments related to the Egypt methanol project, invest to accelerate natural gas development in southern Chile, pursue other strategic initiatives, and continue to deliver on our commitment to return excess cash to shareholders.”
A conference call is scheduled for Thursday, October 23, 2008 at 10:30 am EST (7:30 am PST) to review these third quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The passcode for the call is 45654. A playback version of the conference call will be available for fourteen days at (877) 653-0545. The reservation number for the playback version is 518974. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com. In addition, an audio recording of the conference call can be downloaded from our website for three weeks after the call.
Methanex is a Vancouver based, publicly traded company engaged in the worldwide production, distribution and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
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FORWARD-LOOKING STATEMENTS
Information contained in this press release and the attached Third Quarter 2008 Management’s Discussion and Analysis contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, the success of natural gas exploration and development activities in southern Chile and New Zealand and our ability to obtain any additional gas in that region on commercially acceptable terms, actions of competitors and suppliers, actions of governments and governmental authorities, our ability to access credit on commercially reasonable terms, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2007 Management’s Discussion & Analysis and the attached Third Quarter 2008 Management’s Discussion and Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements. These materials also contain certain non-GAAP financial measures. Non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures used by other companies. For more information regarding these non-GAAP measures, please see our 2007 Management’s Discussion & Analysis and the attached Third Quarter 2008 Management’s Discussion and Analysis.

[1]	Adjusted EBITDA is a non-GAAP measure that does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures in the attached Third Quarter 2008 Management’s Discussion and Analysis for a description of each Supplemental Non-GAAP Measure and a reconciliation to the most comparable GAAP measure.
-end-
For further information, contact:
Jason Chesko
Director, Investor Relations
Tel: 604.661.2600

3	Interim Report For the Three Months Ended September 30, 2008
At October 22, 2008 the Company had 92,940,892 common shares issued and outstanding and stock options exercisable for 1,606,743 additional common shares.
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX, on the Nasdaq Global Market under the symbol MEOH and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol Methanex.
Transfer Agents & Registrars
CIBC Mellon Trust Company
320 Bay Street
Toronto, Ontario, Canada M5H 4A6
Toll free in North America:
1-800-387-0825
Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.
Contact Information
Methanex Investor Relations
1800 – 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free:
1-800-661-8851

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
Except where otherwise noted, all currency amounts are stated in United States dollars.
This third quarter 2008 Management’s Discussion and Analysis dated October 22, 2008 should be read in conjunction with the 2007 Annual Consolidated Financial Statements and the Management’s Discussion and Analysis included in the Methanex 2007 Annual Report. The Methanex 2007 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions, except where noted)	2008	2008	2007	2008	2007

Sales volumes (thousands of tonnes)
Produced methanol	946	910	1,073	2,534	3,572
Purchased methanol	429	541	387	1,639	1,031
Commission sales [1]	172	168	168	483	396

Total sales volumes	1,547	1,619	1,628	4,656	4,999
Methanex average non-discounted posted price (per tonne) [2]	499	489	303	564	390
Average realized price (per tonne) [3]	413	412	270	455	334
Adjusted EBITDA [4]	140.4	78.9	68.6	346.4	382.0
Cash flows from operating activities 4 5	104.9	68.5	59.9	275.8	306.1
Operating income [4]	109.2	52.5	37.4	265.6	298.6
Net income	70.9	38.9	23.6	175.4	204.0
Basic net income per common share	0.76	0.41	0.24	1.84	1.99
Diluted net income per common share	0.75	0.41	0.24	1.83	1.98
Common share information (millions of shares):
Weighted average number of common shares	93.9	94.5	100.2	95.2	102.7
Diluted weighted average number of common shares	94.3	95.1	100.4	95.7	103.0
Number of common shares outstanding, end of period	93.4	94.0	99.4	93.4	99.4

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]	Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

[4]	These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures for a description of each non-GAAP measure and a reconciliation to the most comparable GAAP measure.

[5]	Cash flows from operating activities in the above table represents cash flows from operating activities before changes in non-cash working capital.
METHANEX CORPORATION 2008 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

	Q3 2008		Q2 2008	Q3 2007	YTD Q3 2008	YTD Q3 2007
(thousands of tonnes)	Capacity	Production	Production	Production	Production	Production

Chile I, II, III and IV	960	246	261	233	816	1,553
Titan	213	200	229	191	646	641
Atlas (63.1% interest)	268	284	288	290	865	704
New Zealand	132	126	124	122	370	360

	1,573	856	902	836	2,697	3,258

Chile
Our methanol facilities in Chile produced 246,000 tonnes during the third quarter of 2008 compared with 261,000 tonnes during the second quarter of 2008. We have natural gas supply contracts for approximately 60% of our natural gas requirements for our production facilities in Chile with natural gas suppliers in Argentina with the remaining natural gas supply coming from natural gas suppliers in Chile. Since June 2007, the government of Argentina has curtailed all natural gas exports to our plants and we do not expect to receive natural gas supply from Argentina. We currently source natural gas for our methanol facilities in Chile primarily from Empresa Nacional del Petroleo (ENAP), the Chilean state-owned energy company, and from GeoPark Chile Limited (GeoPark). Methanol production at our facilities in Chile was lower during the third quarter of 2008 compared with the second quarter of 2008 primarily as a result of lower natural gas supply from ENAP due to production and deliverability issues as well as higher demand for natural gas general use in southern Chile during the winter months.
We believe the solution to the issue of natural gas supply from Argentina is to continue to source more natural gas from suppliers in Chile. On May 5, 2008, we announced that we signed an agreement with ENAP to accelerate natural gas exploration and development in the Dorado Riquelme exploration block and supply natural gas to our production facilities in Chile. Under the arrangement, we expect to contribute approximately $100 million in capital, over a two to three year period to fund a 50% participation in the block. The arrangement is subject to approval by the government of Chile. We have invested $38 million in the Dorado Riquelme block to date, of which approximately $33 million has been placed in escrow until final approval is received and approximately $5 million has been paid to fund development and exploration activities. We have been receiving some natural gas deliveries from the Dorado Riquelme block since May 2008. Also, in late 2007, we signed a natural gas prepayment agreement with GeoPark under which we agreed to provide US$40 million in financing to support and accelerate GeoPark’s natural gas exploration and development activities in the Fell block in southern Chile. Under the arrangement, GeoPark will also provide us with natural gas supply sourced from the Fell block under a 10-year exclusive supply agreement. GeoPark continues increasing its deliveries of natural gas to our plants and during the third quarter of 2008 approximately 20% of total production at our Chile facilities was produced with natural gas from the Fell block.
We continue to pursue other opportunities to invest to help accelerate natural gas exploration and development in areas of southern Chile. In late 2007, the government of Chile completed an international bidding round to assign natural gas exploration areas that lie close to our production facilities and announced the participation of five international oil and gas companies. Planning activities in these areas in southern Chile have commenced. On July 16, 2008, we announced that under the international bidding round, the government of Chile awarded the Otway hydrocarbon exploration block in southern Chile to a consortium that includes Wintershall, GeoPark, and ourselves. Wintershall and GeoPark each own a 42% interest in the consortium and we own a 16% interest. Exploration work is expected to commence by the end of this year. The minimum exploration investment committed in the block by the consortium for the first phase is US$11 million over the next three years.
We cannot provide assurance that ENAP, GeoPark or others will be successful in the exploration and development of natural gas or that we would obtain any additional natural gas from suppliers in Chile on commercially acceptable terms.
METHANEX CORPORATION 2008 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

Trinidad
Our methanol facilities in Trinidad produced a total of 484,000 tonnes during the third quarter of 2008 compared with 517,000 tonnes during the second quarter of 2008. In July 2008, we performed unplanned repair work at our Titan facility resulting in approximately 30,000 tonnes of lost production.
New Zealand
Our Waitara Valley facility in New Zealand produced 126,000 tonnes during the third quarter of 2008 compared with 124,000 tonnes during second quarter of 2008.
In early October, we restarted one of our two idled 900,000 tonne per year facilities at our Motunui site in New Zealand and we shutdown our smaller scale 500,000 tonne Waitara Valley facility. We plan to operate the larger scale Motunui facility until at least the middle of 2010. We have become more optimistic about the longer term future of our New Zealand operations and believe there is potential to operate the Motunui plant longer and potentially restart the Waitara Valley plant. The continued operations of the New Zealand facilities are dependant upon the methanol industry supply and demand dynamics and the availability of natural gas on commercially acceptable terms.
EARNINGS ANALYSIS
We analyze the results of produced methanol sales separately from purchased methanol sales as the margin characteristics of each are very different. We discuss changes in average realized price, sales volumes and total cash costs related to our produced methanol sales whereas we discuss purchased methanol on a net margin basis.
For a further discussion of the definitions and calculations used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business.
For the third quarter of 2008 we recorded Adjusted EBITDA of $140.4 million and net income of $70.9 million ($0.75 per share on a diluted basis). This compares with Adjusted EBITDA of $78.9 million and net income of $38.9 million ($0.41 per share on a diluted basis) for the second quarter of 2008 and Adjusted EBITDA of $68.6 million and net income of $23.6 million ($0.24 per share on a diluted basis) for the third quarter of 2007.
For the nine months ended September 30, 2008, we recorded Adjusted EBITDA of $346.4 million and net income of $175.4 million ($1.83 per share on a diluted basis). This compares with Adjusted EBITDA of $382.0 million and net income of $204.0 million ($1.98 per share on a diluted basis) during the same period in 2007.
Adjusted EBITDA
The increase (decrease) in Adjusted EBITDA resulted from changes in the following:

	Q3 2008	Q3 2008	YTD Q3 2008
	compared with	compared with	compared with
($ millions)	Q2 2008	Q3 2007	YTD Q3 2007

Average realized price	$16	$131	$262
Sales volumes	7	(14)	(139)
Total cash costs[1]	12	(42)	(101)
Purchased methanol	27	(3)	(58)

	$62	$72	$(36)

[1]	Includes cash costs related to methanol produced at our Chile, Trinidad, and New Zealand facilities as well as consolidated selling, general and administrative expenses and fixed storage and handling costs.
METHANEX CORPORATION 2008 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

Average realized price

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ per tonne, except where noted)	2008	2008	2007	2008	2007

Methanex average non-discounted posted price [1]	499	489	303	564	390
Methanex average realized price [2]	413	412	270	455	334
Average discount	17%	16%	11%	19%	14%

[1]	Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[2]	Methanex average realized price disclosed above is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.
We commenced 2008 in a tight methanol market environment as a result of planned and unplanned supplier outages in the second half of 2007 and strong demand. At the beginning of 2008, our average non-discounted posted pricing was approximately $775 per tonne. Into the second quarter of 2008, the methanol market rebalanced and methanol prices remained stable through the third quarter of 2008. Our average non-discounted posted price for the third quarter of 2008 was $499 per tonne compared with $489 per tonne for the second quarter of 2008 and $303 per tonne for the third quarter of 2007. Our average realized price for the third quarter of 2008 was $413 per tonne compared with $412 per tonne for the second quarter of 2008 and $270 per tonne for the third quarter of 2007. For the third quarter of 2008 our average realized price was approximately 17% lower than our average non-discounted posted price. This compares with approximately 16% lower for the second quarter of 2008 and 11% lower for the third quarter of 2007. We have entered into long-term contracts for a portion of our production volume with certain global customers where prices are either fixed or linked to our costs plus a margin and accordingly, we expect the discount from our average non-discounted posted prices to widen during periods of higher methanol pricing.
For the purposes of our Adjusted EBITDA analysis, we analyze changes in our average realized price for sales of our produced methanol. The average realized price for sales of our produced methanol will differ from the Methanex average realized price disclosed above as sales under long-term contracts, where the prices are either fixed or linked to our costs plus a margin, are included as sales of produced methanol. The change in our average realized price for produced methanol for the third quarter of 2008 increased our Adjusted EBITDA by $16 million compared with the second quarter of 2008. Sales under long-term contracts represented a lower proportion of our produced methanol sales volumes during the third quarter of 2008 compared with the second quarter of 2008 and this resulted in a higher average realized price for produced methanol during the third quarter of 2008.
The change in our average realized price for produced methanol for the third quarter of 2008 and nine months ended September 30, 2008 compared with the same periods in 2007 increased our Adjusted EBITDA by $131 million and $262 million, respectively. This was primarily a result of higher methanol pricing in 2008 compared with 2007.
Sales volumes of produced methanol
Sales volumes of produced methanol for the third quarter of 2008 were higher by 36,000 tonnes compared with the second quarter of 2008 and this increased Adjusted EBITDA by $7 million.
Sales volumes of produced methanol for the third quarter of 2008 and nine months ended September 30, 2008 were lower by 127,000 tonnes and 1,038,000 tonnes, respectively, compared with the same periods in 2007 primarily as a result of lower production at our Chile facilities during 2008. Lower sales volumes for these periods decreased Adjusted EBITDA by $14 million and $139 million, respectively.
Total cash costs
Our production facilities are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. The variable component is adjusted in relation to changes in methanol prices above pre-determined prices.
METHANEX CORPORATION 2008 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

Total cash costs for the third quarter of 2008 were lower than in the second quarter of 2008 by $12 million. The decrease in our cash costs was primarily due to lower stock-based compensation as result of the impact of a decrease in our share price on our stock-based compensation in the third quarter of 2008.
Total cash costs for the third quarter of 2008 were higher than the third quarter of 2007 by $42 million. Natural gas costs and other costs for produced methanol for the third quarter of 2008 were higher compared with the third quarter of 2007 by $52 million primarily as a result of higher methanol pricing in 2008. Ocean freight costs were higher for the third quarter of 2008 compared with the third quarter of 2007 by $5 million primarily as a result of higher fuel costs. Fixed manufacturing costs were lower for the third quarter of 2008 compared with the third quarter of 2007 by $4 million primarily as a result of lower fixed costs at our Chile facilities in 2008. Stock-based compensation expense was lower for the third quarter 2008 compared with the third quarter of 2007 by $11 million primarily as result of the impact of a decrease in our share price in the third quarter of 2008 on our stock-based compensation.
Total cash costs for the nine months ended September 30, 2008 were higher than the same period in 2007 by $101 million. Natural gas costs and other costs for produced methanol for the nine months ended September 30, 2008 were higher compared with the same period in 2007 by $83 million primarily as a result of higher methanol pricing in 2008. Ocean freight costs were higher for the nine months ended September 30, 2008 compared with the same period in 2007 by $13 million primarily as a result of higher fuel costs. Total cash costs for the nine months ended September 30, 2008 were also higher by $10 million compared with the same period in 2007 as a result of higher unabsorbed fixed costs at our Chile facilities by $6 million and higher selling, general and administrative expenses by $4 million as a result of changes in foreign exchange rates and timing of expenditures. In-market logistics costs were higher by $5 million for the nine months ended September 30, 2008 compared with the same period in 2007. These higher in-market distribution costs have been substantially recovered from customers and this recovery has been included in revenue. Stock-based compensation expense was lower for nine months ended September 30, 2008 compared with the same period in 2007 by $10 million primarily as result of the impact of a decrease in our share price in the third quarter of 2008 on our stock-based compensation.
Margin on sale of purchased methanol
We purchase additional methanol produced by others through long-term and short-term offtake contracts or on the spot market to meet customer needs and support our marketing efforts. Consequently, we realize holding gains or losses on the resale of this product depending on the methanol price at the time of resale. During the fourth quarter of 2007, as a result of reduced production rates at our Chile facilities, we increased our purchasing levels to continue to meet commitments to our customers. As these purchases were made in a period of significantly increasing methanol pricing, we recorded cash margin on sale of purchased methanol of $35 million during the fourth quarter of 2007. In 2008, methanol pricing moderated from these high levels and we recorded negative cash margin of $19 million for the first quarter of 2008, a negative cash margin of $31 million for the second quarter, and a negative cash margin of $4 million on the resale of purchased methanol for the third quarter of 2008.
Depreciation and Amortization
Depreciation and amortization was $31 million for the third quarter of 2008 compared with $26 million for the second quarter of 2008. The increase in depreciation and amortization for the third quarter of 2008 compared with the second quarter of 2008 was primarily due to higher sales volume of produced methanol and higher unabsorbed depreciation costs.
Depreciation and amortization for the third quarter of 2008 and nine months ended September 30, 2008 was $31 million and $81 million, respectively, compared with $31 million and $83 million, respectively, for the same periods in 2007.
METHANEX CORPORATION 2008 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest Expense

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions)	2008	2008	2007	2008	2007

Interest expense before capitalized interest	$13	$13	$13	$40	$35
Less capitalized interest	(4)	(3)	(2)	(10)	(2)

Interest expense	$9	$10	$11	$30	$33

Interest expense before capitalized interest for the third quarter of 2008 was $13 million compared with $13 million for the second quarter of 2008 and $13 million for the third quarter of 2007. Interest expense before capitalized interest for the nine months ended September 30, 2008 was $40 million compared with $35 million for the same period in 2007. In May 2007, we reached financial close and secured limited recourse debt of $530 million for our joint venture project to construct a 1.3 million tonne per year methanol facility in Egypt. Interest costs related to this project have been capitalized since that date.
Interest and Other Income

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions)	2008	2008	2007	2008	2007

Interest and other income	$1	$13	$7	$12	$24

Interest and other income for the third quarter of 2008 was $1 million compared with $13 million for the second quarter of 2008. The decrease in interest and other income during the third quarter of 2008 compared with the second quarter of 2008 was primarily due to the impact of changes in foreign exchange gains and losses as well as a $5 million gain on sale of ammonia production assets during the second quarter of 2008.
Interest and other income for the third quarter of 2008 and nine months ended September 30, 2008 decreased by $6 million and $12 million, respectively, compared with the same periods in 2007. Interest and other income during 2008 was lower than 2007 due to the impact of lower interest rates and lower cash balances during 2008 and the impact of changes in foreign exchange gains and losses.
Income Taxes
The effective tax rate for the third quarter of 2008 was 29% compared with 30% for the second quarter of 2008 and 29% for the third quarter of 2007. The statutory tax rate in Chile and Trinidad, where we earn a substantial portion of our pre-tax earnings, is 35%. Our Atlas facility in Trinidad has partial relief from corporation income tax until 2014.
In Chile the tax rate consists of a first tier tax that is payable when income is earned and a second tier tax that is due when earnings are distributed from Chile. The second tier tax is initially recorded as future income tax expense and is subsequently reclassified to current income tax expense when earnings are distributed. Accordingly, the ratio of current income tax expense to total income tax expense is highly dependent on the level of cash distributed from Chile.
METHANEX CORPORATION 2008 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLY/DEMAND FUNDAMENTALS
We commenced 2008 in a tight methanol market environment as a result of planned and unplanned supplier outages in the second half of 2007. This resulted in high methanol prices during the first quarter and into the second quarter which are unsustainable in a normal supply and demand environment. During the second quarter of 2008, the methanol market rebalanced and methanol prices have remained stable through the third quarter. As we entered the fourth quarter of 2008, methanol prices have declined from the third quarter. In October, our average non-discounted price across all of the major regions is approximately $450 per tonne.
Methanex Non-Discounted Regional Posted Prices 1

	Oct	Sep	Aug	Jul
(US$ per tonne)	2008	2008	2008	2008

United States	499	526	526	526
Europe [2]	426	465	465	465
Asia	450	500	500	500

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	€295 at October 2008 (July 2008 — €295) converted to United States dollars at the date of settlement.
The next increments of world scale capacity additions outside of China are two 1.7 million tonne per year plants under construction in Malaysia and Iran, and we expect product from both of these plants to be available to the market later this year or in the first half of 2009. We also believe that global methanol demand growth combined with the potential shutdown of high cost capacity (mainly in China) could offset this new industry supply.
Overall, global methanol demand has been relatively stable, however demand for some derivatives has weakened and the global financial crisis and weak economic environment poses uncertainty for our business.
Demand for methanol in energy applications has been healthy as relatively high energy prices have driven steady demand for fuel blending and di-methyl ether (DME) in China. If industrial production growth rates in China and world oil prices are above historical averages, we believe methanol demand in China will continue to grow at high rates as a result of strong traditional demand and strong demand related to alternative fuel uses such as gasoline blending and DME. We also believe that there is increasing pressure on the cost structure of the Chinese methanol industry as a result of high feedstock costs for both coal and natural gas based producers in China, the continued appreciation of the Chinese currency and reduced fiscal incentives for exports of methanol introduced during 2007. In recent weeks, some high cost Chinese producers have shut down or switched to fertilizer production in response to moderating methanol prices in China. During the first quarter of 2008, China was a net exporter of methanol as a result of the very high methanol price environment, which gave producers in China the incentive to export methanol. In the second and third quarters of 2008 as methanol prices moderated China reverted back to being a net importer of methanol. Due to the high cost position of many of the Chinese producers, we believe that substantially all domestic methanol production in China will be consumed within the local market and that imports of methanol into China will grow over time.
LIQUIDITY AND CAPITAL RESOURCES
Cash flows from operating activities before changes in non-cash working capital in the third quarter of 2008 were $105 million compared with $60 million for the same period in 2007. The cash flows from operating activities before non-cash working capital are consistent with the level of earnings in each period.
During the third quarter of 2008, we repurchased for cancellation a total of 0.6 million common shares at an average price of US$23.74 per share, totaling $15 million. This bid commenced May 20, 2008 and expires May 19, 2009 and allows us to repurchase for cancellation up to 7.9 million common shares. For the nine months ended September 30, 2008, we repurchased a total of 5.1 million common shares at an average price of US$25.89 per share, totaling $133 million, inclusive of 4.3 million common shares repurchased in 2008 under a normal course issuer bid that expired May 16, 2008.
During the third quarter of 2008 we paid a quarterly dividend of US$0.155 per share, or $15 million. For the nine months ended September 30, 2008 we paid total dividends of US$0.45 per share or $43 million.
We are constructing a 1.3 million tonne per year methanol facility at Damietta on the Mediterranean Sea in Egypt. We expect commercial operations of the methanol facility to begin in early 2010. We own 60% of Egyptian Methanex Methanol Company S.A.E. (“EMethanex”) which is the company that is developing the project and we will sell 100% of
METHANEX CORPORATION 2008 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

the methanol from the facility. We account for our investment in EMethanex using consolidation accounting. This results in 100% of the assets and liabilities of EMethanex being included in our financial statements. The other investors’ interest in the project is presented as “non-controlling interest”. During the third quarter of 2008, total plant and equipment construction costs related to our project in Egypt were $99 million. EMethanex has limited recourse debt of $530 million. During the third quarter of 2008, a total of $48 million of this limited recourse debt was drawn. The total estimated future costs to complete the project over the next two years, excluding financing costs and working capital, are expected to be approximately $420 million. Our 60% share of future equity contributions, excluding financing costs and working capital, over the next two years is estimated to be approximately $115 million and we expect to fund these expenditures from cash generated from operations and cash on hand.
As previously mentioned, we have an agreement with ENAP to accelerate natural gas exploration and development in the Dorado Riquelme hydrocarbon exploration block in southern Chile. Under the arrangement, we expect to contribute approximately $100 million in capital, including the $38 million we have invested to date, over the next two to three years and will have a 50% participation in the block. The arrangement is subject to approval by the government of Chile.
We operate in a highly competitive commodity industry and believe it is appropriate to maintain a conservative balance sheet and to retain financial flexibility. This is particularly important in the current uncertain economic environment. We have excellent financial capacity and flexibility. Our cash balance at September 30, 2008 was $358 million and we have a strong balance sheet with an undrawn $250 million credit facility provided by highly rated financial institutions that expires in mid-2010. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. Our planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes, is currently estimated to total approximately $100 million for the period to the end of 2010.
We believe we are well positioned to meet financial requirements related to the methanol project in Egypt, complete our capital maintenance spending program, other strategic initiatives including continuing to pursue investment opportunities to accelerate the development of natural gas in southern Chile and continue to deliver on our commitment to return excess cash to shareholders.
The credit ratings for our unsecured notes at September 30, 2008 were as follows:

Standard & Poor’s Rating Services	BBB- (stable)
Moody’s Investor Services	Ba1 (stable)
Fitch Ratings	BBB (negative)
Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.
SHORT-TERM OUTLOOK
In the short term there is uncertainty caused by the global financial crisis and its impact on the economy and our business. Assuming some reasonable return of confidence, over the next year, we believe that traditional and non-traditional demand growth, along with closures of high cost capacity, will substantially offset the new supply that is scheduled to start up over the coming year and that supply/demand fundamentals will be in reasonable balance.
The methanol price will ultimately depend on industry operating rates, global energy prices, the rate of industry restructuring and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and low cost position will provide a sound basis for Methanex continuing to be the leader in the methanol industry.
CONTROLS AND PROCEDURES
For the three months ended September 30, 2008, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
NEW ACCOUNTING STANDARDS
In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the changeover date for Canadian publicly accountable enterprises to start using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. IFRS uses a conceptual framework similar to Canadian generally
METHANEX CORPORATION 2008 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

accepted accounting standards (GAAP), but there are significant differences in recognition, measurement and disclosures. As a result, we are developing a plan to convert our consolidated financial statements to IFRS at the changeover date of January 1, 2011 with comparative financial results for 2010. We are currently in the process of assessing the differences between IFRS and Canadian GAAP, as well as the alternatives available on adoption. This assessment includes the impact of conversion on our financial reporting and disclosure controls, information technology systems and other business activities. We will continue to provide status updates in the Management’s Discussion & Analysis over the course of the project.
Changes in accounting policies are likely and may materially impact our consolidated financial statements.
ADDITIONAL INFORMATION — SUPPLEMENTAL NON-GAAP MEASURES
In addition to providing measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, operating income and cash flows from operating activities before changes in non-cash working capital. These measures do not have any standardized meaning prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.
Adjusted EBITDA
This supplemental non-GAAP measure is provided to assist readers in determining our ability to generate cash from operations. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies. Adjusted EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital, other cash payments related to operating activities, stock-based compensation expense, other non-cash items, interest expense, interest and other income, and current income taxes.
The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ thousands)	2008	2008	2007	2008	2007

Cash flows from operating activities	$129,099	$34,220	$132,497	$273,906	$447,424
Add (deduct):
Changes in non-cash working capital	(24,183)	34,294	(72,609)	1,844	(141,319)
Other cash payments	435	1,801	598	2,556	4,886
Stock-based compensation recovery (expense)	5,870	(5,207)	(5,386)	(3,965)	(15,655)
Other non-cash items	(685)	1,378	(4,282)	(5,734)	(10,469)
Interest expense	9,444	9,630	10,807	29,764	33,033
Interest and other income	(615)	(12,671)	(6,601)	(12,449)	(24,279)
Current income taxes	21,050	15,441	13,571	60,451	88,375

Adjusted EBITDA	$140,415	$78,886	$68,595	$346,373	$381,996

Operating Income and Cash Flows from Operating Activities before Non-Cash Working Capital
Operating income and cash flows from operating activities before changes in non-cash working capital are reconciled to Canadian GAAP measures in our consolidated statements of income and consolidated statements of cash flows, respectively.
METHANEX CORPORATION 2008 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY FINANCIAL DATA (UNAUDITED)
A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Sep 30	Jun 30	Mar 31	Dec 31
($ thousands, except per share amounts)	2008	2008	2008	2007

Revenue	$569,876	$600,025	$735,934	$731,057
Net income	70,931	38,945	65,484	171,697
Basic net income per common share	0.76	0.41	0.67	1.74
Diluted net income per common share	0.75	0.41	0.67	1.72

	Three Months Ended
	Sep 30	Jun 30	Mar 31	Dec 31
($ thousands, except per share amounts)	2007	2007	2007	2006

Revenue	$395,118	$466,414	$673,932	$668,159
Net income	23,610	35,654	144,706	172,445
Basic net income per common share	0.24	0.35	1.38	1.62
Diluted net income per common share	0.24	0.35	1.37	1.61

METHANEX CORPORATION 2008 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

NORMAL COURSE ISSUER BID
On May 6, 2008 the Company filed a Notice of Intention to Make a Normal Course Issuer Bid with Toronto Stock Exchange (“TSX”) pursuant to which the Company may repurchase up to 7,909,393 common shares of the Company, representing 10% of the public float of the issued and outstanding common shares of the Company as at May 2, 2008. This normal course issuer bid repurchase program, which is carried out through the facilities of the TSX, commenced on May 20, 2008 and will expire on the earlier of May 19, 2009 and the date upon which the Company has acquired the maximum number of common shares permitted under the purchase program or otherwise decided not to make further purchases. The Company has entered into an automatic securities purchase plan with its broker in connection with purchases to be made under this program. Shareholders may obtain a copy of the Notice of Intention without charge by contacting the Corporate Secretary at 604-661-2600.
FORWARD-LOOKING STATEMENTS
Information contained in this Third Quarter 2008 Management’s Discussion and Analysis contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, the success of natural gas exploration and development activities in southern Chile and New Zealand and our ability to obtain any additional gas in that region on commercially acceptable terms, actions of competitors and suppliers, actions of governments and governmental authorities, our ability to access credit on commercially reasonable terms, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2007 Management’s Discussion & Analysis and this Third Quarter 2008 Management’s Discussion and Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.
METHANEX CORPORATION 2008 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS
We review our results of operations by analyzing changes in the components of our Adjusted EBITDA (refer to Supplemental Non-GAAP Measures for a reconciliation to the most comparable GAAP measure), depreciation and amortization, interest expense, interest and other income, unusual items and income taxes. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others. We analyze the results of produced methanol sales separately from purchased methanol sales as the margin characteristics of each are very different.
Methanex-Produced Methanol
Our production facilities generate the substantial portion of our Adjusted EBITDA, and accordingly, the key drivers of changes in our Adjusted EBITDA for produced methanol are analyzed separately. The key drivers of changes in our Adjusted EBITDA for produced methanol are average realized price, sales volume and cash costs. Changes in Adjusted EBITDA related to our produced methanol include sales of methanol from our facilities in Chile, Trinidad and New Zealand.
The price, cash cost and volume variances included in our Adjusted EBITDA analysis for produced methanol are defined and calculated as follows:

PRICE	The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of produced methanol multiplied by the current period sales volume of produced methanol. Sales under long-term contracts where the prices are either fixed or linked to our costs plus a margin are included as sales of produced methanol. Accordingly, the selling price of produced methanol will differ from the selling price of purchased methanol.

COST	The change in our Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the sales volume of produced methanol in the current period plus the change in unabsorbed fixed cash costs. The change in consolidated selling, general and administrative expenses and fixed storage and handling costs are included in the analysis of produced methanol.

VOLUME	The change in Adjusted EBITDA as a result of changes in sales volumes is calculated as the difference from period to period in the sales volumes of produced methanol multiplied by the margin per tonne for the prior period. The margin per tonne is calculated as the selling price per tonne of produced methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne (excluding Argentina natural gas export duties per tonne).
Purchased Methanol
The cost of sales of purchased methanol consists principally of the cost of the methanol itself, which is directly related to the price of methanol at the time of purchase. Accordingly, the analysis of purchased methanol and its impact on our Adjusted EBITDA is discussed on a net margin basis.
METHANEX CORPORATION 2008 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2008	2007	2008	2007

Revenue	$569,876	$395,118	$1,905,836	$1,535,464
Cost of sales and operating expenses	429,461	326,523	1,559,463	1,153,468
Depreciation and amortization	31,251	31,245	80,760	83,358

Operating income before undernoted items	109,164	37,350	265,613	298,638
Interest expense (note 7)	(9,444)	(10,807)	(29,764)	(33,033)
Interest and other income	615	6,601	12,449	24,279

Income before income taxes	100,335	33,144	248,298	289,884
Income taxes:
Current	(21,050)	(13,571)	(60,451)	(88,375)
Future	(8,354)	4,037	(12,487)	2,461

	(29,404)	(9,534)	(72,938)	(85,914)

Net income	$70,931	$23,610	$175,360	$203,970

Net income per common share:
Basic	$0.76	$0.24	$1.84	$1.99
Diluted	$0.75	$0.24	$1.83	$1.98

Weighted average number of common shares outstanding:
Basic	93,870,876	100,215,472	95,177,219	102,654,755
Diluted	94,328,208	100,417,273	95,665,831	102,977,021

Number of common shares outstanding at period end	93,396,142	99,442,254	93,396,142	99,442,254

See accompanying notes to consolidated financial statements.
METHANEX CORPORATION 2008 THIRD QUARTER REPORT
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Balance Sheets (unaudited)
(thousands of U.S. dollars)

	Sep 30	Dec 31
	2008	2007

ASSETS
Current assets:
Cash and cash equivalents	$358,001	$488,224
Receivables	291,317	401,843
Inventories	246,262	312,143
Prepaid expenses	33,100	20,889

	928,680	1,223,099

Property, plant and equipment (note 4)	1,821,479	1,542,100
Other assets	151,094	104,700

	$2,901,253	$2,869,899

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$305,559	$466,020
Current maturities on long-term debt (note 6)	15,282	15,282
Current maturities on other long-term liabilities	12,098	16,965

	332,939	498,267

Long-term debt (note 6)	711,025	581,987
Other long-term liabilities	75,527	74,431
Future income tax liabilities	351,089	338,602
Non-controlling interest	90,124	41,258
Shareholders’ equity:
Capital stock	433,373	451,640
Contributed surplus	21,040	16,021
Retained earnings	899,902	876,348
Accumulated other comprehensive loss	(13,766)	(8,655)

	1,340,549	1,335,354

	$2,901,253	$2,869,899

     See accompanying notes to consolidated financial statements.
METHANEX CORPORATION 2008 THIRD QUARTER REPORT
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Statements of Shareholders’ Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

					Accumulated
	Number of				Other	Total
	Common	Capital	Contributed	Retained	Comprehensive	Shareholders'
	Shares	Stock	Surplus	Earnings	Loss	Equity

Balance, December 31, 2006	105,800,942	$474,739	$10,346	$724,166	$—	$1,209,251
Net income	—	—	—	375,667	—	375,667
Compensation expense recorded for stock options	—	—	9,343	—	—	9,343
Issue of shares on exercise of stock options	552,175	9,520	—	—	—	9,520
Reclassification of grant date fair value on exercise of stock options	—	3,668	(3,668)	—	—	—
Payments for shares repurchased	(8,042,863)	(36,287)	—	(168,440)	—	(204,727)
Dividend payments	—	—	—	(55,045)	—	(55,045)
Other comprehensive loss	—	—	—	—	(8,655)	(8,655)

Balance, December 31, 2007	98,310,254	451,640	16,021	876,348	(8,655)	1,335,354
Net income	—	—	—	104,429	—	104,429
Compensation expense recorded for stock options	—	—	4,598	—	—	4,598
Issue of shares on exercise of stock options	214,866	3,900	—	—	—	3,900
Reclassification of grant date fair value on exercise of stock options	—	1,398	(1,398)	—	—	—
Payments for shares repurchased	(4,487,878)	(20,649)	—	(96,916)	—	(117,565)
Dividend payments	—	—	—	(28,047)	—	(28,047)
Other comprehensive income	—	—	—	—	136	136

Balance, June 30, 2008	94,037,242	436,289	19,221	855,814	(8,519)	1,302,805
Net income	—	—	—	70,931	—	70,931
Compensation expense recorded for stock options	—	—	1,813	—	—	1,813
Issue of shares on exercise of stock options	3,900	82	—	—	—	82
Reclassification of grant date fair value on exercise of stock options	—	(6)	6	—	—	—
Payments for shares repurchased	(645,000)	(2,992)	—	(12,322)	—	(15,314)
Dividend payments	—	—	—	(14,521)	—	(14,521)
Other comprehensive loss	—	—	—	—	(5,247)	(5,247)

Balance, September 30, 2008	93,396,142	$433,373	$21,040	$899,902	$(13,766)	$1,340,549

     See accompanying notes to consolidated financial statements.
Consolidated Statements of Comprehensive Income (unaudited)
(thousands of U.S. dollars)

	Three months ended		Nine months ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2008	2007	2008	2007

Net income	$70,931	$23,610	$175,360	$203,970
Other comprehensive income (loss), net of tax:
Change in fair value of forward exchange contracts (note 13)	(16)	29	44	(124)
Change in fair value of interest rate swap contracts (note 13)	(5,231)	(2,076)	(5,155)	(2,076)

	(5,247)	(2,047)	(5,111)	(2,200)

Comprehensive income	$65,684	$21,563	$170,249	$201,770

     See accompanying notes to consolidated financial statements.
METHANEX CORPORATION 2008 THIRD QUARTER REPORT
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2008	2007	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$70,931	$23,610	$175,360	$203,970
Add (deduct) non-cash items:
Depreciation and amortization	31,251	31,245	80,760	83,358
Future income taxes	8,354	(4,037)	12,487	(2,461)
Stock-based compensation expense (recovery)	(5,870)	5,386	3,965	15,655
Other	685	4,282	5,734	10,469
Other cash payments	(435)	(598)	(2,556)	(4,886)

Cash flows from operating activities before undernoted	104,916	59,888	275,750	306,105
Changes in non-cash working capital (note 11)	24,183	72,609	(1,844)	141,319

	129,099	132,497	273,906	447,424

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for shares repurchased	(15,314)	(40,886)	(132,879)	(164,772)
Dividend payments	(14,521)	(13,975)	(42,568)	(41,277)
Proceeds from limited recourse debt (note 6)	48,000	61,000	136,000	96,574
Financing costs	—	—	—	(8,725)
Equity contribution by non-controlling interest	19,369	2,213	48,866	20,508
Repayment of limited recourse debt	(312)	—	(7,952)	(7,016)
Proceeds on issue of shares on exercise of stock options	82	350	3,982	4,163
Changes in debt service reserve accounts	—	(16)	(1,995)	900
Repayment of other long-term liabilities	(3,028)	(1,220)	(9,115)	(3,769)

	34,276	7,466	(5,661)	(103,414)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(40,048)	(26,307)	(78,302)	(52,074)
Egypt plant under construction	(98,643)	(67,982)	(278,994)	(114,118)
Dorado Riquelme investment	(5,478)	—	(38,328)	—
GeoPark financing	(8,000)	—	(19,390)	—
Other assets	(13)	(5,271)	129	(5,178)
Changes in non-cash working capital (note 11)	2,283	8,637	16,417	5,513

	(149,899)	(90,923)	(398,468)	(165,857)

Increase (decrease) in cash and cash equivalents	13,476	49,040	(130,223)	178,153
Cash and cash equivalents, beginning of period	344,525	484,167	488,224	355,054

Cash and cash equivalents, end of period	$358,001	$533,207	$358,001	$533,207

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid	$16,665	$13,752	$40,567	$32,813
Income taxes paid, net of amounts refunded	$9,309	$20,889	$72,392	$102,994
     See accompanying notes to consolidated financial statements.
METHANEX CORPORATION 2008 THIRD QUARTER REPORT
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Notes to Consolidated Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.	Basis of presentation:

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada on a basis consistent with those followed in the most recent annual consolidated financial statements, except as described in Note 2 below. These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described and reconciled in Note 16. These interim consolidated financial statements do not include all note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the annual consolidated financial statements included in the Methanex Corporation 2007 Annual Report.

2.	Changes in accounting policies and new accounting developments:

On January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031 Inventories, Section 1535 Capital Disclosures, Section 3862 Financial Instruments — Disclosure and Section 3863 Financial Instruments — Presentation. Section 3031 provides more extensive guidance on the measurement and disclosure of inventory. The adoption of this standard has had no impact on the Company’s measurement of inventory. Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. Sections 3862 and 3863 revise and enhance disclosure and presentation of financial instruments and place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how those risks are managed.

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets. This new accounting standard, which applies to fiscal years beginning on or after October 1, 2008, replaces Section 3062 Goodwill and Other Intangible Assets. Section 3064 expands on the standards for recognition, measurement and disclosure of intangible assets. The Company is currently evaluating the impact of this new standard on the consolidated financial statements.

3.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expense and depreciation and amortization during the three and nine month periods ended September 30, 2008 was $421 million (2007 — $300 million) and $1,488 million (2007 — $1,080 million), respectively.

4.	Property, plant and equipment:

		Accumulated	Net Book
	Cost	Depreciation	Value

September 30, 2008
Plant and equipment	$2,526,316	$1,276,708	$1,249,608
Egypt plant under construction	506,777	—	506,777
Other	126,831	61,737	65,094

	$3,159,924	$1,338,445	$1,821,479

December 31, 2007
Plant and equipment	$2,450,175	$1,206,730	$1,243,445
Egypt plant under construction	227,783	—	227,783
Other	124,779	53,907	70,872

	$2,802,737	$1,260,637	$1,542,100

METHANEX CORPORATION 2008 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	Interest in Atlas joint venture:

The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

	Sep 30	Dec 31
Consolidated Balance Sheets	2008	2007

Cash and cash equivalents	$22,263	$20,128
Other current assets	100,559	107,993
Property, plant and equipment	252,143	263,942
Other assets	18,324	16,329
Accounts payable and accrued liabilities	44,474	56,495
Long-term debt, including current maturities (note 6)	113,433	119,891
Future income tax liabilities	17,164	16,099

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
Consolidated Statements of Income	2008	2007	2008	2007

Revenue	$75,017	$55,324	$233,549	$144,094
Expenses	(69,958)	(44,835)	(216,693)	(134,731)

Income before income taxes	5,059	10,489	16,856	9,363
Income tax expense	(1,183)	(3,302)	(4,134)	(3,556)

Net income	$3,876	$7,187	$12,722	$5,807

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
Consolidated Statements of Cash Flows	2008	2007	2008	2007

Cash inflows from operating activities	$8,524	$3,791	$22,612	$41,135
Cash outflows from financing activities	—	(16)	(9,010)	(6,116)
Cash outflows from investing activities	(446)	(171)	(1,056)	(13,859)

6.	Long-term debt:

	Sep 30	Dec 31
	2008	2007

Unsecured notes
8.75% due August 15, 2012	$198,077	$197,776
6.00% due August 15, 2015	148,473	148,340

	346,550	346,116
Atlas limited recourse debt facilities	113,433	119,891
Egypt limited recourse debt facilities	252,574	116,574
Other limited recourse debt facilities	13,750	14,688

	726,307	597,269
Less current maturities	(15,282)	(15,282)

	$711,025	$581,987

METHANEX CORPORATION 2008 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	Interest expense:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2008	2007	2008	2007

Interest expense before capitalized interest	$13,393	$12,636	$39,695	$34,862
Less: capitalized interest related to Egypt project	(3,949)	(1,829)	(9,931)	(1,829)

Interest expense	$9,444	$10,807	$29,764	$33,033

In 2007, the Company reached financial close and secured limited recourse debt of $530 million for its joint venture project to construct a 1.3 million tonne per year methanol facility in Egypt. For the three and nine month periods ended September 30, 2008, interest costs related to this project of $3.9 million and $9.9 million were capitalized, respectively.
8.	Net income per common share:

A reconciliation of the weighted average number of common shares outstanding is as follows:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2008	2007	2008	2007

Denominator for basic net income per common share	93,870,876	100,215,472	95,177,219	102,654,755
Effect of dilutive stock options	457,332	201,801	488,612	322,266

Denominator for diluted net income per common share	94,328,208	100,417,273	95,665,831	102,977,021

9.	Stock-based compensation:
a)	Stock options:
(i)	Incentive stock options:

Common shares reserved for outstanding incentive stock options at September 30, 2008:

	Options Denominated in CAD		Options Denominated in USD
	Number of Stock	Weighted Average	Number of Stock	Weighted Average
	Options	Exercise Price	Options	Exercise Price

Outstanding at December 31, 2007	104,450	$7.79	2,920,981	$21.17
Granted	—	—	1,078,068	28.43
Exercised	(21,000)	9.59	(178,866)	19.73
Cancelled	(7,000)	11.60	(37,116)	24.15

Outstanding at June 30, 2008	76,450	$6.95	3,783,067	$23.28
Granted	—	—	10,000	25.39
Exercised	—	—	(3,900)	21.05
Cancelled	—	—	(40,800)	25.26

Outstanding at September 30, 2008	76,450	$6.95	3,748,367	$23.27

METHANEX CORPORATION 2008 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	Stock-based compensation (continued):
Information regarding the incentive stock options outstanding at September 30, 2008 is as follows:

	Options Outstanding at			Options Exercisable at
	September 30, 2008			September 30, 2008
	Weighted Average
	Remaining	Number of Stock	Weighted	Number of	Weighted
	Contractual Life	Options	Average Exercise	Stock Options	Average
Range of Exercise Prices	(Years)	Outstanding	Price	Exercisable	Exercise Price

Options denominated in CAD
$3.29 to 9.56	1.8	76,450	$6.95	76,450	$6.95

Options denominated in USD
$6.45 to 11.56	4.2	187,550	$8.57	187,550	$8.57
$17.85 to 22.52	4.2	1,472,900	20.26	989,433	20.00
$23.92 to 28.43	5.9	2,087,917	26.71	323,560	24.95

	5.2	3,748,367	$23.27	1 ,500,543	$19.64

(ii)	Performance stock options:

As at September 30, 2008, there were 35,000 shares (December 31, 2007 — 50,000 shares) reserved for performance stock options with an exercise price of CAD $4.47. All outstanding performance stock options have vested and are exercisable.

(iii)	Compensation expense related to stock options:

For the three and nine month periods ended September 30, 2008, compensation expense related to stock options included in cost of sales and operating expenses was $1.8 million (2007 — $2.2 million) and $6.4 million (2007 — $7.1 million), respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2008	2007

Risk-free interest rate	2.5%	4.5%
Expected dividend yield	2%	2%
Expected life	5 years	5 years
Expected volatility	32%	31%
Expected forfeitures	5%	5%
Weighted average fair value of options granted (USD per share)	$7.52	$7 .06

METHANEX CORPORATION 2008 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	Stock-based compensation (continued):
b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at September 30, 2008 are as follows:

	Number of	Number of	Number of
	Deferred Share	Restricted Share	Performance Share
	Units	Units	Units

Outstanding at December 31, 2007	359,684	14,482	725,262
Granted	31,398	6,000	330,993
Granted in-lieu of dividends	4,588	215	10,974
Redeemed	(3,083)	—	—
Cancelled	—	—	(19,483)

Outstanding at June 30, 2008	392,587	20,697	1,047,746
Granted	4,243	—	—
Granted in-lieu of dividends	3,093	143	7,162
Redeemed	—	—	—
Cancelled	—	—	(11,017)

Outstanding at September 30, 2008	399,923	20,840	1,043,891

Compensation expense for deferred, restricted and performance share units is initially measured at fair value based on the market value of the Company’s common shares and is recognized over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at September 30, 2008 was $22.7 million compared with the recorded liability of $19.2 million. The difference between the fair value and the recorded liability of $3.5 million will be recognized over the weighted average remaining service period of approximately 1.7 years.

For the three and nine month periods ended September 30, 2008, compensation recovery related to deferred, restricted and performance share units included in cost of sales and operating expenses was $7.7 million (2007 — expense of $3.2 million) and recovery of $2.5 million (2007 — expense of $8.5 million), respectively. This included a recovery of $10.4 million (2007 — expense of $0.6 million) and a recovery of $11.2 million (2007 — expense of $0.9 million), respectively, related to the effect of the change in the Company’s share price.
10.	Retirement plans:

Total net pension expense for the Company’s defined benefit and defined contribution pension plans during the three and nine month periods ended September 30, 2008 was $1.7 million (2007 — $1.8 million) and $5.5 million (2007 — $5.3 million), respectively.
METHANEX CORPORATION 2008 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	Changes in non-cash working capital:

The change in cash flows related to changes in non-cash working capital for the three and nine month periods ended September 30, 2008 were as follows:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2008	2007	2008	2007

Decrease (increase) in non-cash working capital:
Receivables	$11,228	$46,295	$110,526	$154,610
Inventories	505	30,725	65,881	95,962
Prepaid expenses	2,258	5,537	(12,211)	(175)
Accounts payable and accrued liabilities	10,487	3,566	(160,461)	(99,431)

	24,478	86,123	3,735	150,966
Adjustments for items not having a cash effect	1,988	(4,877)	10,838	(4,134)

Changes in non-cash working capital having a cash effect	$26,466	$81,246	$14,573	$146,832

These changes relate to the following activities:
Operating	$24,183	$72,609	$(1,844)	$141,319
Investing	2,283	8,637	16,417	5,513
Changes in non-cash working capital	$26,466	$81,246	$14,573	$146,832

12.	Capital Disclosures:

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern, to provide financial capacity and flexibility to meet its strategic objectives, to provide an adequate return to shareholders commensurate with the level of risk, and to return excess cash through a combination of dividends and share repurchases.

	Sep 30	Dec 31
	2008	2007

Liquidity:
Cash and cash equivalents	$358,001	$488,224
Undrawn Egypt limited recourse debt facilities	277,426	413,426
Undrawn credit facilities	250,000	250,000

Total Liquidity	$885,427	$1,151,650
Capitalization:
Unsecured notes	$346,550	$346,116
Limited recourse debt facilities, including current portion	379,757	251,153

Total debt	726,307	597,269
Non-controlling interest	90,124	41,258
Shareholders’ equity	1,340,549	1,335,354

Total capitalization	$2,156,980	$1,973,881
Total debt to capitalization[1]	34%	30%
Net debt to capitalization[2]	20%	7%

[1]	Total debt divided by total capitalization.

[2]	Total debt less cash and cash equivalents divided by total capitalization less cash and cash equivalents.
The Company manages its liquidity and capital structure and makes adjustments to it in light of changes to economic conditions, the underlying risks inherent in its operations and capital requirements to maintain and grow its operations. The strategies employed by the Company include the issue or repayment of general corporate debt, the issue of project debt, the payment of dividends and the repurchase of shares.

The Company is not subject to any statutory capital requirements and has no commitments to sell or otherwise issue common shares.
METHANEX CORPORATION 2008 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	Capital Disclosures (continued):

The undrawn credit facility in the amount of $250 million is provided by highly rated financial institutions and expires in mid-2010 and is subject to certain financial covenants including an interest coverage ratio and a debt to capitalization ratio as defined.

The credit ratings for our unsecured notes are as follows:

Standard & Poor’s Rating Services	BBB-	(stable)
Moody’s Investor Services	Ba1	(stable)
Fitch Ratings	BBB	(negative)
13.	Financial Instruments:

Under CICA Section 3862 Financial Instruments — Disclosures, the Company is required to provide disclosures regarding its financial instruments. Financial instruments are either measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held for trading financial assets and liabilities and available-for-sale financial assets are measured on the balance sheet at fair value. Derivative financial instruments are classified as held for trading and are recorded on the balance sheet at fair value unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges.

The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

	Sep 30	Dec 31
	2008	2007

Financial assets:
Held for trading financial assets:
Cash and cash equivalents	$358,001	$488,224
Debt service reserve accounts included in other assets	18,324	16,329

Loans and receivables:
Receivables	291,317	401,843
Dorado Riquelme investment included in other assets (note 15)	38,328	—
GeoPark financing included in other assets	26,010	13,738

	$731,980	$920,134

Financial liabilities:
Other financial liabilities:
Accounts payable and accrued liabilities	$305,559	$466,020
Long-term debt, including current portion	726,307	597,269
Capital lease obligation included in other long-term liabilities	21,907	24,676

Held for trading financial liabilities:
Derivative instruments designated as cash flow hedges	11,884	8,749
Derivative instruments	1,795	955

	$1,067,452	$1,097,669

At September 30, 2008, all of the Company’s financial instruments are recorded on the balance sheet at amortized cost with the exception of cash and cash equivalents, derivative financial instruments and debt service reserve accounts included in other assets which are recorded at fair value.

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has entered into interest rate swap contracts to swap the LIBOR-based interest payments for an aggregated fixed rate of 4.8% on approximately 75% of the Egypt limited recourse debt facilities for the period September 28, 2007 to March 31, 2015.
METHANEX CORPORATION 2008 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	Financial Instruments (continued):

These interest rate swaps had outstanding notional amounts of $231 million as at September 30, 2008. Under the interest rate swap contracts the maximum notional amount during the term is $368 million. The notional amount increases over the period of expected draw-downs on the Egypt limited recourse debt and decreases over the expected repayment period. At September 30, 2008, these interest rate swap contracts had a negative fair value of $11.9 million (December 31, 2007 — negative $8.6 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity. The Company also designates as cash flow hedges forward exchange contracts to sell euro at a fixed USD exchange rate. At September 30, 2008, the Company had no outstanding forward exchange contracts designated as cash flow hedges to sell euro (December 31, 2007 — fair value of $0.1 million). Changes in fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.

At September 30, 2008, the Company’s derivative financial instruments that have not been designated as cash flow hedges includes forward exchange contracts to purchase $14.3 million New Zealand dollars at an exchange rate of $0.7324 with a negative fair value of $1.0 million (December 31, 2007 — nil) which is recorded in payables and a floating-for-fixed interest rate swap contract with a negative fair value of $0.8 million (December 31, 2007 — $1.0 million) recorded in other long-term liabilities. For the three months ended September 30, 2008, the total change in fair value of these derivative financial instruments was a decrease of $1.1 million, which has been recorded in earnings during the period.

14.	Financial Risk Management:
a)	Market risks

The Company’s operations consist of the production and sale of methanol. Market fluctuations may result in significant cash flow and profit volatility risk for the Company. Its worldwide operating business as well as its investment and financing activities are affected by changes in methanol and natural gas prices and interest and foreign exchange rates. The Company seeks to manage and control these risks primarily through its regular operating and financing activities and uses derivative instruments to hedge these risks when deemed appropriate. This is not an exhaustive list of all risks, nor will the risk management strategies eliminate these risks.
Methanol price risk

The methanol industry is a highly competitive commodity industry and methanol prices fluctuate based on supply and demand fundamentals and other factors. Accordingly it is important to maintain financial flexibility. The Company has adopted a prudent approach to financial management by maintaining a strong balance sheet including back-up liquidity. The Company has also entered into long-term contracts with certain customers where prices are either fixed or linked to our costs plus a margin.

Natural gas price risk

Natural gas is the primary feedstock for the production of methanol and the Company has entered into long-term natural gas supply contracts for its production facilities in Chile, Trinidad and Egypt and shorter term natural gas supply contracts for its New Zealand operations. These natural gas supply contracts include base and variable price components to reduce the commodity price risk exposure. The variable price component is adjusted by formulas related to methanol prices above a certain level.
METHANEX CORPORATION 2008 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	Financial Risk Management (continued):
Interest rate risk

Interest rate risk is the risk that the Company suffers financial loss due to changes in the value of an asset or liability or in the value of future cash flows due to movements in interest rates.

The Company’s interest rate risk exposure is mainly related to long term debt obligations. Approximately two thirds of its debt obligations are subject to interest at fixed rates. We also seek to limit this risk through the use of interest rate swaps which allows us to hedge cash flow changes by swapping variable rates of interest into fixed rates of interest.

Sep 30
Long-Term Debt	2008

Fixed interest rate debt:
Unsecured notes	$346,550
Atlas limited recourse debt facilities (63.1% proportionate share)	76,399

$422,949

Variable interest rate debt:
Atlas limited recourse debt facilities (63.1% proportionate share)	$37,034
Egypt limited recourse debt facilities	252,574
Other limited recourse debt facilities	13,750

$303,358

The Company has entered into interest rate swap contracts to hedge the variability in LIBOR-based interest payments on its Egypt limited recourse debt facilities described in Note 13. The notional amount increases over the period of expected drawdowns on the Egypt limited recourse debt and decreases over the expected repayment period. The aggregate impact of these contracts is to swap the LIBOR-based interest payments for a fixed rate of 4.8% on approximately 75% of the Egypt limited recourse debt facilities for the period September 28, 2007 to March 31, 2015. The net fair value of cash flow interest rate swaps was negative $11.9 million as at September 30, 2008. The change in fair value of the interest rate swaps assuming a 1% decrease in the interest rates along the yield curve would be negative $16.9 million as of September 30, 2008.

For fixed interest rate debt, a 1% decrease in interest rates would result in negative fair value of the debt of $17.2 million. For the variable interest rate debt that is unhedged, a 1% increase in interest rates would result in an increase in annual interest payments of $0.7 million.

Foreign currency exchange rate risk

The Company’s international operations expose the Company to foreign currency exchange risks in the ordinary course of business. Accordingly, the Company has established a policy which provides a framework for foreign currency management, hedging strategies and defines the approved hedging instruments. The Company reviews all significant exposures to foreign currencies arising from operating and investing activities and hedges exposures if deemed appropriate.

The dominant currency in which we conduct business is the United States dollar, which is also our reporting currency.

Methanol is a global commodity chemical which is priced in United States dollars. In certain jurisdictions, however, the transaction price is set either quarterly or monthly in local currency. Accordingly, a portion of our revenue is transacted in Canadian dollars, euros and to a lesser extent other currencies. For the period from when the price is set in local currency to when the amount due is collected, we are exposed to declines in the value of these currencies compared to the United States dollar, which could have the effect of decreasing the United States dollar equivalent of our revenue. We also purchase varying quantities of methanol for which the transaction currency is the euro and to a lesser extent other currencies. In addition, some of our underlying operating costs and capital expenditures are incurred in other currencies. We are exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures.
METHANEX CORPORATION 2008 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	Financial Risk Management (continued):
We have elected not to actively manage these exposures at this time except for our net exposure to euro revenues which we hedge through forward exchange contracts each quarter when the euro price for methanol is established.

As of September 30, 2008, we had a net working capital asset of $42.4 million in non-US dollar currencies. Each 1% strengthening (weakening) of the US dollar against these currencies would decrease (increase) the value of net working capital and pre-tax cash flow by $0.4 million.
b)	Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient funds to meet its liabilities such as the settlement of financial debt and lease obligations and payment to its suppliers. The Company maintains liquidity and makes adjustments to it in light of changes to economic conditions, underlying risks inherent in its operations and capital requirements to maintain and grow its operations. At September 30, 2008 the Company holds $358.1 million of cash and cash equivalents. In addition, the Company has an undrawn $250 million credit facility that expires in 2010 provided by highly rated financial institutions.

In addition to the above mentioned sources of liquidity, the Company constantly monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting refinancing risks.

c)	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.
Trade credit risk

Trade credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time or if the value of security provided declines. The Company has implemented a credit policy which includes approvals for new customers, annual credit evaluations of all customers and specific approval for any exposures beyond approved limits. We employ a variety of risk mitigation alternatives including certain contractual rights in the event of deterioration in customer credit quality and various forms of bank and parent company guarantees and letters of credit to upgrade the credit risk to a credit rating equivalent better than the stand-alone rating of the counterparty. Historically trade credit losses have been minimal.

Cash and cash equivalents

In order to manage credit and liquidity risk we invest only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

Derivative financial instruments

In order to manage credit risk, we only enter into derivative financial instruments with highly rated investment grade counterparties.
METHANEX CORPORATION 2008 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	Dorado Riquelme Investment:

On May 5, 2008, the Company signed an agreement with Empresa Nacional del Petroleo (ENAP), the Chilean state-owned oil and gas company to accelerate gas exploration and development in the Dorado Riquelme exploration block and supply new Chilean-sourced natural gas to the Company’s production facilities in Chile. Under the arrangement, the Company expects to contribute approximately $100 million in capital over the next two or three years and will have a 50% participation in the block. As of September 30, 2008, the amount contributed under the agreement was approximately $33.2 million, which has been recorded in other assets. The arrangement is subject to approval by the government of Chile and $33.2 million of the amount contributed has been placed in escrow until final approval is received. Additionally, during the third quarter of 2008, the Company invested $5.1 million related to developmental and exploratory wells in the Dorado Riquelme block, which has been recorded in other assets.

16.	United States Generally Accepted Accounting Principles:

The Company follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“U.S. GAAP”).

The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of income for the three and nine month periods ended September 30, 2008 and 2007 are as follows:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2008	2007	2008	2007

Net income in accordance with Canadian GAAP	$70,931	$23,610	$175,360	$203,970
Add (deduct) adjustments for:
Depreciation and amortization [a]	(478)	(478)	(1,433)	(1,433)
Stock-based compensation [b]	175	170	147	321
Uncertainty in income taxes [c]	(2,582)	(998)	(3,346)	(3,807)
Income tax effect of above adjustments [d]	167	167	501	501

Net income in accordance with U.S. GAAP	$68,213	$22,471	$171,229	$199,552

Per share information in accordance with U.S. GAAP:
Basic net income per share	$0.73	$0.22	$1.80	$1.94
Diluted net income per share	$0.72	$0.22	$1.79	$1.94

METHANEX CORPORATION 2008 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	United States Generally Accepted Accounting Principles (continued):

The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of comprehensive income for the three and nine month periods ended September 30, 2008 and 2007 are as follows:

	Three Months Ended
	September 30, 2008			Sep 30, 2007
	Canadian GAAP	Adjustments	U.S. GAAP	U.S. GAAP

Net income	$70,931	$(2,718)	$68,213	$22,471

Change in fair value of forward exchange contracts, net of tax	(16)	—	(16)	29
Change in fair value of interest rate swap, net of tax	(5,231)	—	(5,231)	(2,076)
Change related to pension, net of tax [e]	—	236	236	224

Comprehensive income	$65,684	$(2,482)	$63,202	$20,648

	Nine Months Ended
	September 30, 2008			Sep 30, 2007
	Canadian GAAP	Adjustments	U.S. GAAP	U.S. GAAP

Net income	$175,360	$(4,131)	$171,229	$199,552

Change in fair value of forward exchange contracts, net of tax	44	—	44	(124)
Change in fair value of interest rate swap, net of tax	(5,155)	—	(5,155)	(2,076)
Change related to pension, net of tax [e]	—	477	477	672

Comprehensive income	$170,249	$(3,654)	$166,595	$198,024

a)	Business combination:

Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling-of-interest method. Under U.S. GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer. In accordance with U.S. GAAP, an increase to depreciation expense by $0.5 million (2007 — $0.5 million) and $1.4 million (2007 — $1.4 million) was recorded for the three and nine month periods ended September 30, 2008, respectively.

b)	Stock-based compensation:

The Company has 22,350 stock options that are accounted for as variable plan options under U.S. GAAP because the exercise price of the stock options is denominated in a currency other than the Company’s functional currency or the currency in which the optionee is normally compensated. For Canadian GAAP purposes, no compensation expense has been recorded as these options were granted in 2001 which is prior to the effective implementation date for fair value accounting under Canadian GAAP. In accordance with U.S. GAAP, an adjustment to stock-based compensation expense by $0.2 million (2007 — $0.2 million) and $0.1 million (2007 — $0.3 million) was recorded for the three and nine month periods ended September 30, 2008, respectively.

c)	Accounting for uncertainty in income taxes:

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 (FIN48). FIN 48 clarifies the accounting for income taxes recognized in a Company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes (SFAS 109). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In accordance with FIN 48, an increase to income tax expense of $2.6 million (2007 — $1.0 million) and $3.3 million (2007 — $3.8 million) was recorded for the three and nine month periods ended September 30, 2008, respectively.
METHANEX CORPORATION 2008 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	United States Generally Accepted Accounting Principles (continued):
d)	Income tax accounting:

The income tax differences include the income tax effect of the adjustments related to accounting differences between Canadian and U.S. GAAP. In accordance with U.S. GAAP, an increase to net income of $0.2 million (2007 — $0.2 million) and $0.5 million (2007 — $0.5 million) was recorded for the three and nine month periods ended September 30, 2008, respectively.

e)	Defined benefit pension plans:

Effective January 1, 2006, U.S. GAAP requires the Company to measure the funded status of a defined benefit pension plan at its balance sheet reporting date and recognize the unrecorded overfunded or underfunded status as an asset or liability with the change in that unrecorded funded status recorded to other comprehensive income. Under U.S. GAAP, all deferred pension amounts from Canadian GAAP are reclassified to accumulated other comprehensive income. In accordance with U.S. GAAP, an increase to other comprehensive income of $0.2 million (2007 — $0.2 million) and $0.5 million (2007 — $0.7 million) was recorded for the three and nine month periods ended September 30, 2008, respectively.

f)	Interest in Atlas joint venture:

U.S. GAAP requires interests in joint ventures to be accounted for using the equity method. Canadian GAAP requires proportionate consolidation of interests in joint ventures. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because the impact of applying the equity method of accounting does not result in any change to net income or shareholders’ equity. This departure from U.S. GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission.
METHANEX CORPORATION 2008 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Quarterly History (unaudited)

	YTD
	2008	Q3	Q2	Q1	2007	Q4	Q3	Q2	Q1	2006	Q4	Q3	Q2	Q1

METHANOL SALES VOLUMES (thousands of tonnes)

Company produced	2,534	946	910	678	4,569	997	1,073	1,360	1,139	5,310	1,160	1,478	1,351	1,321
Purchased methanol	1,639	429	541	669	1,453	421	387	269	376	1,101	288	222	294	297
Commission sales [1]	483	172	168	143	590	195	168	89	138	584	134	176	133	141

	4,656	1,547	1,619	1,490	6,612	1,613	1,628	1,718	1,653	6,995	1,582	1,876	1,778	1,759

METHANOL PRODUCTION (thousands of tonnes)

Chile	816	246	261	309	1,841	288	233	569	751	3,186	766	666	872	882
Titan, Trinidad	646	200	229	217	861	220	191	225	225	864	229	206	214	215
Atlas, Trinidad (63.1%)	865	284	288	293	982	278	290	234	180	1,057	267	264	273	253
New Zealand	370	126	124	120	435	75	122	120	118	404	111	71	118	104

	2,697	856	902	939	4,119	861	836	1,148	1,274	5,511	1,373	1,207	1,477	1,454

AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	455	413	412	545	375	514	270	286	444	328	460	305	279	283
($/gallon)	1.37	1.24	1.24	1.64	1.13	1.55	0.81	0.86	1.34	0.99	1.38	0.92	0.84	0.85

PER SHARE INFORMATION ($ per share)
Basic net income	$1.84	0.76	0.41	0.67	3.69	1.74	0.24	0.35	1.38	4.43	1.62	1.05	0.75	1.02
Diluted net income	$1.83	0.75	0.41	0.67	3.68	1.72	0.24	0.35	1.37	4.41	1.61	1.05	0.75	1.02

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.
METHANEX CORPORATION 2008 THIRD QUARTER REPORT
QUARTERLY HISTORY